Exhibit 99.2

Cenovus President & Chief Executive Officer Brian Ferguson to retire

Calgary, Alberta (June 20, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that its President & Chief Executive Officer Brian Ferguson will be retiring as an officer and director of the company on October 31, 2017. Ferguson will continue in his roles leading the company and serving on the Board of Directors until that time.

The Board will engage immediately in a broad global search for a new President & Chief Executive Officer. Following his retirement at the end of October, Ferguson will continue in a transition advisor role reporting to the Board Chair until March 31, 2018 to minimize disruption to Cenovus’s business and support the Board during the leadership transition.

“My time at Cenovus has been an amazing experience and now I am ready for the next adventures in my life,” said Ferguson. “Cenovus has a bright future ahead and I am confident in the abilities of the leaders and staff to rise to any challenges and continue to evolve the company.”

“On behalf of the Board, I want to thank Brian for the significant contribution he has made to Cenovus,” said Patrick Daniel, Chair of the Cenovus Board. “His leadership, from the establishment of the company through the ups and downs of the commodity price cycle, to the transformation of Cenovus with the recent acquisition, has the company well positioned for the future.”

Ferguson has been at the head of Cenovus since the company launched in December of 2009. He joined a predecessor company in 1984 and became a member of the Management Team in 1994. He has held roles in a variety of areas including finance, business development, reserves, strategic planning, investor relations and communications. Ferguson has been a committed supporter of the oil and gas industry through activities such as Board membership for the Business Council of Canada and the Canadian Association of Petroleum Producers and participation on the federal Minister of Finance’s Advisory Council on Economic Growth. He also dedicates considerable time to the community, including as Chair of the Calgary Police Foundation Board.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Media Relations general line 403-766-7751